Exhibit 99.78

ENCORE ENERGY RECEIVES URANIUM PRODUCTION LICENSE FOR DEWEY BURDOCK, SOUTH DAKOTA

CORPUS CHRISTI, Texas, Feb. 14, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) is pleased to announce the U.S. Nuclear Regulatory Commission (“NRC”) has accepted the change of control, to encore, of the Dewey Burdock Source and By-Product Materials License.

Chief Executive Officer Paul Goranson stated “encore appreciates the speed of the NRC in handling our license transfer from the Azarga acquisition. This license, issued in 2014 by the NRC, authorizes the production of uranium using in-situ recovery technologies at the Company’s Dewey-Burdock Project located in South Dakota, a key component in encore Energy’s mid and long term production objective. Our immediate production focus remains our South Texas Rosita ISR uranium project, now under development, with a planned production date of 2023.

The Company also announces that it has granted incentive stock options (the “Options”) to certain of its directors, officers, employees and consultants to purchase an aggregate of up to 7,090,000 common shares in the capital of the Company at a price of $1.40 per share for a five year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

The Company also announces it has terminated the previously announced capital market advisory contract with Red Cloud Securities Inc. and Red Cloud Financial Services Inc. The Company also thanks Red Cloud for their support and contributions.

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1 enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long term opportunities. The encore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist and a Qualified Person under NI 43- 101, has approved the technical disclosure in this news release.

www.encoreuranium.com

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as may, will, plan, expect, anticipate, estimate, intend, indicate, scheduled, target, goal, potential, subject, efforts, option and similar words, or the negative connotations thereof, referring to future events and results. There can be no assurance that such statements will prove to be accurate. Readers should not place undue reliance on forward-looking statements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the enCore common shares, nor shall there be any offer or sale of the enCore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: encore Energy Corp., William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: encore Energy Corp.

Ct-NY 07:00e 14-FEB-22

[1]	Mineral resource estimates are based on technical reports prepared pursuant to Nl43-101 and available on SEDAR as well as company websites at www.encoreuranium.com and www.azargauranium.com.